OMB APPROVAL
                                                    OMB Number:       3235-0145
                                                    Expires: December 31, 2005
                                                    Estimated average burden
                                                    hours per response........15
                                                    ----------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                               BPK Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   055666 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            BP INVESTMENTS GROUP, LLC
                                Ernest A Bartlett
                               2400 Fountainview
                              Houston, Texas 77057
                                 (713) 334-1675
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 24, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 130 to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l (e), 240.13d-l (f) or 240.13d-l(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d- 7 for other parties to whom copies are to be sent. . The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                  055666 10 1
CUSIP No. ..................................

1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      BP Investments Group, LLC

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   ....................................................................

      (b)   ....................................................................

3.    SEC Use Only..............................................................

4.    Source of Funds (See Instructions)          WC and OO
                                                  ---------

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) .............................................................

6.    Citizenship or Place of Organization: Delaware

Number of Shares        7.      Sole Voting Power:
Beneficially by
Owned by Each           8.      Shared Voting Power:       27,692,305
Reporting Person
With                    9.      Sole Dispositive Power:

                        10.     Shared Dispositive Power:  27,692,305


11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 27,692,302

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11): 65%

14.   Type of Reporting Person (See Instructions): OO

                  055666 10 1
CUSIP No. ..................................

1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      FEQ Investments, Inc.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   ....................................................................

      (b)   ....................................................................

3.    SEC Use Only..............................................................

4.    Source of Funds (See Instructions)          WC and OO
                                                  ---------

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) .............................................................

6.    Citizenship or Place of Organization: Delaware

Number of Shares        7.      Sole Voting Power:
Beneficially by
Owned by Each           8.      Shared Voting Power:       27,692,305
Reporting Person
With                    9.      Sole Dispositive Power:

                        10.     Shared Dispositive Power:  27,692,305


11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 27,692,302

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11): 65%

14.   Type of Reporting Person (See Instructions): CO

                  055666 10 1
CUSIP No. ..................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      Ernest A. Bartlett

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   ....................................................................

      (b)   ....................................................................

3.    SEC Use Only..............................................................

4.    Source of Funds (See Instructions)          WC and OO
                                                  ---------

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) .............................................................

6.    Citizenship or Place of Organization: USA

Number of Shares        7.      Sole Voting Power:
Beneficially by
Owned by Each           8.      Shared Voting Power:       27,692,305
Reporting Person
With                    9.      Sole Dispositive Power:

                        10.     Shared Dispositive Power:  27,692,305


11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 27,692,302

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11): 65%

14.   Type of Reporting Person (See Instructions): IN

ITEM 1. SECURITY AND ISSUER

      The class of equity security to which this statement relates is the common stock (the "Common Stock") of BPK Resources, Inc., a Nevada corporation (the "Company"). The address of the principal executive offices of the issuer is 5858 Westheimer Street, Suite 709, Houston, Texas 77057.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

      BP Investments Group, LLC, is a Delaware limited liability company and its principal business is investment in oil, gas and natural resource projects. Its principal office and principal business are located at 2400 Fountainview, Houston, Texas 77057

      FEQ Investments, Inc., is a Delaware corporation and its principal business is a private investor. Its principal office and principal business are located at 2400 Fountainview, Houston, Texas 77057.

      Ernest A. Bartlett, is an individual and a US citizen. His principal occupation is a private investor. His business address is One Belmont Ave, Suite 417, Bala Cynwyd, Pennsylvania 19004.

      None of the foregoing entities or individuals was during the past five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding such entity or individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the foregoing entities or individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      BP Investments Group, LLC acquired 5,538,461 shares of Series A 10% Convertible Preferred Stock, $.001 par value per share (the "Series A Stock") on February 27, 2004 from Ocean Resources Capital Holdings PLC, a public limited company organized under the laws of the United Kingdom in a private transaction for an aggregate purchase price of $2,000,000, consisting of $100,000 in cash and a Secured Promissory Note in the principal amount of $1,900,000 (the "Note"). The Note is secured by the shares which are the subject of this
Schedule 13D. $200,000 principal amount of the Note is due and payable on May 27, 2004 and the $1,700,000 balance is due on August 27, 2004. The Note accrues interest at a rate of 5% per annum payable on maturity.


ITEM 4. PURPOSE OF TRANSACTION

      On February 27, 2004 BP Investments Group, LLC acquired 5,538,461 shares of the Series A Stock of the Company for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a-b) Each share of Series A Stock is convertible into five (5) shares of Common Stock of the Company at anytime at the holder's discretion. Accordingly, as of the date hereof, BP Investments Group, LLC beneficially owns an aggregate of 27,692,305 shares of Common Stock or approximately 65% of the total number of shares of Common Stock outstanding as reported in the Company's 10-QSB for the period ended September 30, 2003. As manager of BP Investments Group, LLC, FEQ Investments, Inc. can be deemed the beneficial holder of the 27,692,305 shares held by BP Investments Group, LLC consisting of approximately 65% of the total number of shares outstanding. As the sole officer and director of FEQ Investments, Inc., Ernest A. Bartlett can be deemed the beneficial holder of the 27,692,305 shares held by BP Investments Group, Inc consisting of approximately 65% of the total number of shares outstanding. BP Investments Group, LLC has shared power to vote and dispose of the shares. FEQ Investments, Inc., in its capacity as Manager may be deemed to have shared power to vote or dispose of the shares. Mr. Bartlett in his capacity as sole officer and director of FEQ Investments, Inc. may be deemed to have shared power to vote or dispose of the shares.

      (c) Other then the transaction described in Item 3, no other transaction in the Common Stock of the Company has been effected in the past 60 days by the Reporting Persons.

      (d) No other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares which are the subject of this filing.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The shares which are the subject of this Schedule 13D are subject to a Stock Pledge Agreement (the "Pledge Agreement") dated February 27, 2004, by and among BP Investments Group, LLC, Ocean Resources Capital Holdings PLC and Spector Gadon & Rosen, P.C.. As of the date of this filing, BP Investments Group, LLC has delivered notice to the Company of its intent to convert all of the Series A Stock into 27,692,305 shares of Common Stock. Upon issuance the Common Stock will remain subject to the Pledge Agreement. Except for the agreements described in this Item 6 or in Item 3 of this Schedule 13D, which is incorporated herein by reference, there are no contracts, arrangements, or other understandings with respect to the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit

99.1 Securities Purchase Agreement dated February 27, 2004 by and between BP Investments Group, LLC and Ocean Resources Capital Holdings PLC

99.2 Stock Pledge Agreement dated February 27, 2004 by and among BP Investments Group, LLC, Ocean Resources Capital Holdings PLC and Spector Gadon & Rosen, P.C.,

99.3 Secured Promissory Note dated February 27, 2004 in principal amount of $1,900,000.

99.4 Schedule 13D Joint Filing Agreement, dated April 5, 2004 by and among BP Investments Group, LLC, FEQ Investments, Inc., and Ernest A. Bartlett.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 5, 2004

BP Investments Group, LLC                           FEQ Investments, Inc

By: FEQ Investments, Inc., its Manager              By:  /s/ Ernest A. Bartlett
                                                         -----------------------
                                                    Name: Ernest A. Bartlett
By:  /s/ Ernest A. Bartlett                         Title: President
     ----------------------
Name: Ernest A. Bartlett
Title: President

Ernest A. Bartlett

/s/ Ernest A. Bartlett

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

      The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001)